PARVENU

Crowdfunding at POScale

Incubated By

SEED·SPOT

Checkout Charity at Point of Sale

80%

8 in 10 consumers think a company should incorporate social responsibility into its model
-For Momentum

5-8x ROI

Personalization
-McKinsey

65%

Consumers who remember the last retailer to ask them to donate
-Forbes

89%

Americans that will switch to a brand that is associated with a good cause
-Cone Communications

82%

Four in five shoppers want personalization
-I.Me.Mine

+10% Sales

From personalization
-McKinsey

The Problem FinTech & Philanthropy


Amazon Better Engages Shoppers

Amazon has a market cap that is $179 billion higher than the next 5 retailers combined and AmazonSmile has nearly 1 million nonprofit brands to choose from.


Millennials Expect Impact & Personalization

Antiquated technology, a fragmented payment market, and heavy regulation have limited innovation at POS.


Nonprofits Hurt by New Tax Reform

Nonprofits are stigmatized for investing donations in growth and an increased minimum deduction disincentives traditional giving.



The Solution Smart Crowdfunding Platform


Verifone
Checkout
Dog Food.......... $3
Discount.........-$.50
Milk...................$4
Chicken.............$8
Animal Shelter....$1
Subtotal $15.50
Tax $1.37
Total $16.87
Discount + Donation
CREDIT
DEBIT
CASH
You can chip in $1 to help the Humane Society, right?
THE HUMANE SOCIETY OF THE UNITED STATES
GOAL
Feed 100 Dogs
CHARITY NAVIGATOR
Four Star Charity
$500 $1,000 $1,500 $2,000 $2,500

Predictive Cause Alignment

Personalization through AI.

Ex. A shopper buying dog food is asked to donate to the animal shelter.

Smart Price Points

Parvenu's proprietary technology analyzes shoppers purchases and predicts the donation price point the shopper will be most likely to give.

Beacons & Geo-Fencing

Send targeted notifications to shoppers' mobile phones in proximity to the store or a specific aisle within the store.

Value Proposition

Nonprofits

- Pre-Check multiplies the giving rate
- Fundraising solutions in light of tax changes
- New donor access
- No upfront cost
- Diversify revenue streams



Parvenu Membership

Brands that use our Crowdfunding platform become Parvenu Members

- Parvenu Membership signals to shoppers that this store is helping the local community
- Shoppers reward the store with loyalty





Millennial Shoppers

- Educated, tech-savvy millennials who switch brands over CSR efforts
- They expect local giving & transparency
- They expect the brands to create social & environmental impact
- They will benefit from giving by an donation integration with **loyalty reward programs**



Retail Stores

- Increase sales, build brand, instill loyalty, and differentiate from the competition to **drive customer retention**
- Online & in-store



FinTech

A New Era: API-based SaaS at POS

1980 - 2010
Security Driven

 **Legacy**

 **Mag Stripe**

 **Compliance**

 **EMV in Europe**

2010 - 2017
Technology Driven

 **Wifi-enabled**

 **Color Terminals**

 **Contactless Payments**

 **BT**

 **Touch ID**

2017-
Consumer Driven

 **API-based SaaS**

 **Smart POS**

 **Omni-Channel**

 **POS Application Marketplaces**

 **Artificial Intelligence**

Source: Ingenico 2017 Investor Relations Report

Opt-Out Asks Lead to More Donations

Organ Donation Study

99.97% 98% 99.91% 99.99% 99.5% 99.64%

85.9%

27.5%

17.17%

12%

4.25%

Denmark Netherlands United Kingdom Germany Austria Belgium France Hungary Poland Portugal Sweden



Our Advantages

Scalable, Proprietary Technology

Eliminates High Upfront Costs

First Mover in New Market

Hyperlocal Focus

Parvenu-brand Membership

Proven Business Model in Europe

Light Regulation

Pre-Check
Opt-out is Disruptive to Fundraising

Traditional checkout charity campaigns ask, "Would you like to donate?" This has an 8% national average success rate.

Parvenu Pre-Checks the donation box. Our 5 test campaigns have yielded a 25% success rate - a 312% improvement!

Our Team



Patrick Hoban
Co-founder & CEO

- Nationally ranked fundraiser for The Nature Conservancy & Save the Children
- Co-founded a transactional sharing app in collectible gaming
- High social capital & marketing potential as #1 card player in a brand of 2m+ customers



Johnny Li
Co-founder & COO

- Former consultant in accounting technologies with clients in diverse sectors (retail, oil & gas, government, drilling, restaurant)
- Has worked with Patrick for 5+ years, including chief editor to one of Patrick's Amazon Best Sellers
- Rice University graduate



Krista Conley
Business Development & Advisor

- Sold her first startup to British firm, backed by Great Hill Partners of Boston
- Served as COO to clinical workflow solutions entity – restructuring it to an exit to Phase Forward & then to Oracle
- Won a national innovation award in digital health; Angel investor for 5 years

The Market

By bringing crowdfunding to the point of sale rather than relying on traditional methods, we raise the ceiling on an already large market to everywhere there are transactions.



$441 M
POS Fundraisers 2016

The most successful campaigns were eBay, Walmart, Petco, McDonald's, & Costco



$5.5 -> $300 B
Crowdfunding

Crowdfunding for donations reached $5.5 billion in 2015 and is projected to explode to $300 B by 2025



$5.2+ T
Retail Sales

A platform with the capacity to generate revenue **everywhere there are transactions**

Roll Out



Close our $250,000 seed round to build MVP

Seed

API

API connectors allow us to build a single app for in-store & online POS systems

Partner with VeriFone & Ingenico's POS app marketplace

POS App Marketplaces

Mobile

Beacons & Geo-Fencing

Achieve scale through online & storefront chains

Scale



Established POS Campaigns

Children's Miracle Network Hospitals have a 30-year cause marketing partnership with Walmart & actively seek POS campaigns.

Retail Foundations

Walmart has the Walmart Foundation.

Amazon has the Amazon Foundation.

Sales
Strategy

Strategic Partnerships

We will form strategic partnerships with organizations that have a similar focus - VeriFone, Ingenico, Pennies, IBM, & GoCatalist.

POS App Markets

"Market the apps together with us for merchants/financial institutions to discover, purchase and install across their devices"

-Verifone Developer Portal

Revenue Model

Base



10%

Interactive Display

Singular or
Multi-Cause

Predictive
Alignment

Smart Donations

Loyalty & Incentives

Mobile - In-Store



+ 10%

Beacons – Bluetooth
Low Energy (BLE)

Mobile - Remote



+ 15%

Geo-Fencing

Boost



+ 10%

High Visibility
During Peak Times

Competitor Analysis

	Criteria					
Competitors	Pre-Check	Local	Regulation	First Mover	No Upfront Cost	Scalable
Amazon Smile			✓		✓	✓
Ally Sterling		✓				
Phil & Co.		✓				
GoFundMe		✓	✓		✓	✓
Pennies			✓	✓	✓	✓
For Momentum		✓				
Parvenu	✓	✓	✓	✓	✓	✓

Legal &
Compliance

Focused on compliance with:

- Registered Funding Portal – Section 4A(a)(1) of the Securities Act
- State Fundraising Laws
- PCI Compliance
- AFP Code of Ethical Principles

- FTC Act
- Retail Technology Standards
- Negative Option Rule
- ROSCA Act
- Charleston Principle

Exit **Opportunities**

  

"This tweet is a request for ideas… I'm thinking I want much of my philanthropic activity to be helping people in the here and now – short term – at the intersection of urgent need and lasting impact. If you have any ideas, just reply to this tweet with the idea."

- Jeff Bezos, CEO of Amazon

AmazonSmile is widely-criticized for lack of transparency.

"Business exists to serve society."

- Kathleen McLaughlin, President Walmart Foundation

Walmart's POS fundraising raised 12 times than AmazonSmile, in 6 weeks. Walmart needs innovation at the store level & cause related members will help.

In 2016, Verifone acquired Lift Retail Solutions, a consumer marketing firm with clients such as Walmart, Whole Foods, & Publix.

Parvenu Fundraising Inc.

 WeWork Chinatown
718 7th St. NW,
Washington, DC 20001

 www.parvenunext.com

 (Redacted)

 patrick@parvenunext.com